UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of Registrant’s name into English)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Postponement of Date of Special General Meeting

Gazit-Globe Ltd. (the “Company” or “Gazit”) hereby reports that its previously-announced special general meeting of shareholders (the “Meeting”) will be postponed for 10 days. The Meeting is now scheduled to take place on Sunday, June 10, 2018, at 3:00 p.m., Israel time, in lieu of the previously-announced date of Thursday, May 31, 2018. Details concerning the Meeting appear in Gazit’s Notice and Proxy Statement distributed to U.S. and Canadian shareholders with respect to the Meeting (the “Proxy Statement”), which was annexed as Exhibit 99.1 to Gazit’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), which Gazit furnished to the Securities and Exchange Commission (the “SEC”) on May 7, 2018.

The Meeting will be held at the offices of the Company at 10 Nissim Aloni St, Tel Aviv, 6291924, Israel. The record date for determining shareholders entitled to vote at the Meeting remains Thursday, May 3, 2018.

As described in the Proxy Statement, the Meeting is being convened to approve the following proposals, each of which is consistent with, and is being proposed pursuant to, the Company’s compensation policy:

1.	Approval of the compensation terms of Mr. Chaim Katzman, the Company’s controlling shareholder, as the Company’s Chief Executive Officer;

2.	Approval of the compensation terms of Mr. Ehud Arnon, the Company’s new Chairman of the Board;

3.	(a) Approval of the Company’s providing an exculpation letter to the Company’s Chief Executive Officer and Vice Chairman of the Board, Mr. Chaim Katzman; and

3.	(b) Approval of the Company’s providing an exculpation letter to the Company’s director, Mr. Dor J. Segal.

Amended Compensation Terms for CEO under Proposal 1

Certain compensation terms being proposed pursuant to Proposal 1 for Mr. Chaim Katzman, the Company’s controlling shareholder, as the Company’s Chief Executive Officer, which terms were described in Exhibit A to the Proxy Statement, have been amended. The amended terms of that proposed compensation are set forth in Exhibit 99.1 to this Form 6-K (numbered sections in Exhibit 99.1 correspond to the numbered sections appearing in Exhibit A to the original Proxy Statement, and changes to the original text are marked).

Remaining Details Concerning the Meeting; Deadline for Submitting or Changing One’s Vote

Except for the changed date of the Meeting and the amended proposed terms of Mr. Katzman’s compensation under Proposal 1, as described in Exhibit 99.1 to this Form 6-K, all other details concerning the Meeting and the proposals to be addressed at the Meeting remain as described in the original Proxy Statement.

Any shareholder who wishes to change his, her or its vote (i) on Proposal 1 in light of the changes to the compensation described therein, or (ii) on any other proposal, should please see the Proxy Statement, which describes the voting procedure for the Meeting, including how to change one’s vote. In light of the postponement of the Meeting, the deadline for submission and revocation of votes for U.S. and Canadian shareholders holding shares in “street name” has been extended to 11:59 p.m., Eastern time, on Thursday, June 7, 2018, while record shareholders may submit or change their votes until 5:00 p.m., Eastern time, on Friday, June 8, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: May 31, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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Exhibit Index

Exhibit No.	Exhibit Description
99.1	Amended proposed compensation terms for Mr. Chaim Katzman under Proposal 1 at Gazit’s upcoming special general meeting of shareholders that is now scheduled to be held on Sunday, June 10, 2018 at 3:00 p.m., Israel time.

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